Exhibit 99.1

Fang Announces Fourth Quarter and Fiscal Year 2020 Unaudited Financial Results

BEIJING, March 26, 2021 /PRNewswire/ — Fang Holdings Limited (NYSE: SFUN) (“Fang” or the “Company”), a leading real estate Internet portal in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2020.

Fourth Quarter 2020 Highlights

•                  Total revenues were $56.5 million, an increase of 14.6% from $49.3 million in the corresponding period of 2019.

•                  Operating income from continuing operations was $5.9 million, compared to an operating loss from continuing operations of $21.0 million in the corresponding period of 2019.

•                  Net loss was $76 thousand, compared to a net loss of $26.2 million in the corresponding period of 2019.

Fiscal Year 2020 Highlights

•                  Total revenues were $216.2 million, a decrease of 1.6% from $219.7 million in 2019.

•                  Operating income from continuing operations was $32.7 million, an increase of 31.4% from $24.9 million in 2019.

•                  Net loss was $6.5 million, compared to a net loss of $10.3 million in 2019.

Fourth Quarter 2020 Financial Results

Revenues

Fang reported total revenues of $56.5 million in the fourth quarter of 2020, an increase of 14.6% from $49.3 million in the corresponding period of 2019.

•                      Revenue from marketing services was $30.1 million in the fourth quarter of 2020, an increase of 59.1% from $18.9 million in the corresponding period of 2019.

•                      Revenue from listing services was $9.7 million in the fourth quarter of 2020, a decrease of 23.1% from $12.7 million in the corresponding period of 2019, mainly due to the decrease in the number of paying customers.

•                      Revenue from leads generation services was $11.5 million in the fourth quarter of 2020, a decrease of 20.0% from $14.4 million in the corresponding period of 2019.

•                      Revenue from financial services was $3.9 million in the fourth quarter of 2020, an increase of 175.9% from $1.4 million in the corresponding period of 2019, mainly due to the increase in average loan receivable balance.

Cost of Revenue

Cost of revenue was $3.5 million in the fourth quarter of 2020, a decrease of 13.2% from $4.1 million in the corresponding period of 2019, primarily due to the optimization in cost structure.

Operating Expenses

Operating expenses were $42.2 million in the fourth quarter of 2020, a decrease of 38.3% from $68.4 million in the corresponding period of 2019.

•                      Selling expenses were $16.4 million in the fourth quarter of 2020, a decrease of 37.8% from $26.3 million in the corresponding period of 2019, mainly due to the decrease in staff cost and promotional expense.

•                      General and administrative expenses were $25.8 million in the fourth quarter of 2020, a decrease of 38.6% from $42.1 million in the corresponding period of 2019, mainly due to the decrease in staff related costs.

Operating income/(loss) from Continuing Operations

Operating income from continuing operations was $5.9 million in the fourth quarter of 2020, compared to operating loss from continuing operations of $21.0 million in the corresponding period of 2019.

Change in Fair Value of Securities

Change in fair value of securities for the fourth quarter of 2020 was a loss of $2.3 million, compared to a loss of $3.5 million in the corresponding period of 2019, mainly due to the fluctuation in market price of investments in equity securities.

Income Tax Benefits

Income tax benefits were $4.2 million in the fourth quarter of 2020, an increase of 24.3% from $3.4 million in the corresponding period of 2019.

Net Loss

Net loss was $76 thousand in the fourth quarter of 2020, compared to a net loss of $26.2 million in the corresponding period of 2019.

Fiscal Year 2020 Financial Results

Revenues

Fang reported total revenues of $216.2 million for 2020, a decrease of 1.6% from $219.7 million in 2019.

•                      Revenue from marketing services was $109.1 million for 2020, an increase of 15.2% from $94.6 million in 2019.

•                      Revenue from listing services was $44.2 million for 2020, a decrease of 30.4% from $63.5 million in 2019, mainly due to the decreased number of paying members in listing services.

•                      Revenue from leads generation services was $47.8 million for 2020, an increase of 10.4% from $43.3 million in 2019, driven by the increase in effectiveness of services and customer acceptance.

•                      Revenue from financial services was $9.1 million for 2020, a decrease of 5.0% from $9.6 million in 2019.

Cost of Revenue

Cost of revenue was $17.6 million for 2020, a decrease of 37.7% from $28.3 million in 2019, primarily due to optimization in cost structure.

Operating Expenses

Operating expenses were $163.4 million for 2020, a decrease of 5.6% from $173.1 million in 2019.

•                      Selling expenses were $59.2 million for 2020, a decrease of 19.6% from $73.7 million in 2019.

•                      General and administrative expenses were $104.1 million for 2020, an increase of 4.7% from $99.4 million in 2019.

Operating Income from Continuing Operations

Operating income from continuing operations was $32.7 million for 2020, an increase of 31.4% from $24.9 million in the corresponding period of 2019.

Change in Fair Value of Securities

Change in fair value of securities for 2020 was a loss of $26.2 million, compared to a loss of $46.1 million in 2019, mainly due to the fluctuation in market price of investments in equity securities.

Income Tax Benefits

Income tax benefits were $4.5 million for 2020, a decrease of 53.1% from $9.5 million in 2019, mainly due to the effect of change in fair value of equity securities.

Net Loss

Net loss was $6.5 million for 2020, compared to a net loss of $10.3 million in 2019.

Business Outlook

Based on current operations and market conditions, Fang’s management predicts a positive net income for the year of 2021, which represents management’s current and preliminary view and is subject to change.

Conference Call Information

Fang’s management team will host a conference call on March 26, 2021 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 67135600
Toll-Free/Local Toll:
United States	+1 877-440-9253 / +1 631-460-7472
Hong Kong	+852 800-906-603 / +852 3018-6773
Mainland China	+86 800-820-5506 / +86 400-120-0948
Direct Event Passcode	1578624#

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode (1578624#) and unique registrant ID. Get prompted 10 min prior to the start of the conference. Enter the Direct Event Passcode above (1578624#), and your unique Registrant ID, followed by the pound or hash (#) sign to join the call.

Direct Event online registration: http://apac.directeventreg.com/registration/event/8574127

A telephone replay of the call will be available after the conclusion of the conference call from 11:00 AM ET on March 26, 2021 through 8:59 AM ET April 3, 2021. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free/Local Toll:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0206
Conference ID:	8574127

A live and archived webcast of the conference call will be available on Fang’s website at http://ir.fang.com.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China’s fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 74 offices to focus on local market needs and its website and database contains real estate related content covering 665 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding Fang’s future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of Fang’s business development strategies, the impact of the COVID-19 pandemic, and the impact of current and future government policies affecting China’s real estate market. Further information regarding these and other risks, uncertainties or factors is included in Fang’s filings with the U.S. Securities and Exchange Commission. Fang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Ms. Jessie Yang
Investor Relations Director
Email: ir@fang.com

Fang Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars, except share data and per share data)

	December 31,	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	130,055	105,282
Restricted cash, current	278,854	219,096
Short-term investments	91,587	194,720
Accounts receivable, net	95,246	66,379
Funds receivable	4,924	8,372
Prepayments and other current assets	37,054	31,509
Commitment deposits	201	188
Loans receivable, current	90,909	60,490
Amounts due from related parties	673	644
Total current assets	729,503	686,680
Non-current assets:
Property and equipment, net	713,599	695,457
Deferred tax assets	3,698	6,570
Deposits for non-current assets	497	618
Restricted cash, non-current portion	44,050	42,452
Long-term investments	372,962	341,946
Other non-current assets	40,621	39,179
Total non-current assets	1,175,427	1,126,222
Total assets	1,904,930	1,812,902

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	334,086	264,624
Short term bond payable	—	102,779
Deferred revenue	140,293	134,143
Accrued expenses and other liabilities	127,261	120,244
Customers’ refundable fees	4,167	4,981
Income tax payable	23,048	4,207
Amounts due to related parties	11,144	9,227
Total current liabilities	639,999	640,205
Non-current liabilities:
Long-term loans	115,980	184,158
Long-term bond payable	110,316	—
Convertible senior notes	168,452	168,929
Deferred tax liabilities	85,724	90,723
Other non-current liabilities	118,713	138,435
Total non-current liabilities	599,185	582,245
Total Liabilities	1,239,184	1,222,450

Equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, issued shares as of December 31, 2019 and December 31, 2020: 71,775,686 and 71,775,686; outstanding shares as of December 31, 2019 and December 31, 2020: 65,403,527 and 65,715,527	9,244	9,244
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at December 31, 2019 and December 31, 2020, respectively	3,124	3,124
Less: Treasury stock	(117,183)	(123,216)
Additional paid-in capital	542,151	528,620
Accumulated other comprehensive loss	(30,147)	(98,371)
Retained earnings	257,862	270,358
Total Fang Holdings Limited shareholders’ equity	665,051	589,759
Noncontrolling interests	695	693
Total equity	665,746	590,452
TOTAL LIABILITIES AND EQUITY	1,904,930	1,812,902

Unaudited Condensed Consolidated Statements of Comprehensive Lossi

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019
Revenues:
Marketing services	30,104	18,919	109,070	94,639
Leads generation services	11,532	14,414	47,801	43,300
Listing services	9,732	12,662	44,206	63,471
Financial services	3,935	1,426	9,082	9,561
Value-added services	1,194	1,712	5,517	5,893
E-commerce services	12	191	476	2,847
Total revenues	56,509	49,324	216,152	219,711

Cost of revenues:
Cost of services	(3,545)	(4,086)	(17,609)	(28,260)
Total Cost of Revenues	(3,545)	(4,086)	(17,609)	(28,260)

Gross Profit	52,964	45,238	198,543	191,451

Operating (expenses) income:
Selling expenses	(16,364)	(26,290)	(59,226)	(73,662)
General and administrative expenses	(25,829)	(42,099)	(104,149)	(99,442)
Other income/(loss)	(4,843)	2,197	(2,505)	6,518

Operating income / (loss) from continuing operations	5,928	(20,954)	32,663	24,865

Foreign exchange gain/ (loss)	(5,435)	(46)	(9,105)	154
Interest income	3,159	4,319	12,472	9,038
Interest expense	(6,085)	(9,006)	(23,879)	(25,402)
Investment income (loss), net	(53)	86	1,745	2,644
Realized gain on sale of available-for-sale securities	—	(721)	—	861
Change in fair value of securities	(2,316)	(3,450)	(26,249)	(46,062)
Government grants	537	184	1,419	927
Loss before income taxes and noncontrolling interests from continuing operations	(4,265)	(29,588)	(10,934)	(32,975)
Income tax benefits
Income tax benefits	4,189	3,370	4,473	9,544
Net (loss) income from continuing operations, net of income taxes	(76)	(26,218)	(6,461)	(23,431)
Income from discontinued operations, net of income taxes	—	—	—	13,181
Net loss	(76)	(26,218)	(6,461)	(10,250)
Net loss attributable to noncontrolling interests	(1)	(1)	(2)	(1)
Net loss attributable to Fang Holdings Limited shareholders	(75)	(26,217)	(6,459)	(10,249)

Earnings per share for Class A and Class B ordinary shares :
Basic	(0.00)	(0.29)	(0.07)	(0.11)
Diluted	(0.00)	(0.29)	(0.07)	(0.11)

i  On June 19, 2020, a ratio change that had the same effect as a 1-for-10 reverse ADS split took effect, and as a result, one ADS currently represents ten Class A ordinary shares.